Dangdang Announces Fourth Quarter and Fiscal Year 2010 Results
Net Revenue in Q4 2010 Increased by 58.7% Year-Over-Year
Net Income in Fiscal 2010 Increased by 82.0% Year-Over-Year
Beijing, China, March 9, 2011 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading B2C e-commerce company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Fourth Quarter and Fiscal Year 2010 Highlights
•	Total net revenues in the fourth quarter of 2010 were RMB 710.9 million ($ 107.7 million), a 58.7% increase from the corresponding period in 2009.

•	General merchandise revenues for the fourth quarter of 2010 were RMB 155.9 million ($ 23.6 million), an increase of 151.2% from the corresponding period in 2009, representing 21.9% of total revenues, compared to 13.9% in the corresponding period in 2009.

•	Total net revenues in fiscal year 2010 were RMB 2,281.7 million ($ 345.7 million), a 56.5% increase from 2009.

•	Operating profit in fiscal year 2010 was RMB 14.9 million ($2.3 million), a 36.3% increase from 2009. Operating profit excluding share-based compensation expenses (non-GAAP) in fiscal year 2010 was RMB 25.2 million ($ 3.8 million), a 68.8% increase from 2009.

•	Net income in fiscal year 2010 was RMB 30.8 million ($ 4.7 million), an 82.0% increase from 2009.

•	Net income excluding share-based compensation expenses (non-GAAP) in fiscal year 2010 was RMB 41.1 million ($ 6.2 million), a 96.4% increase from 2009.
“I am pleased to report strong fourth quarter results. In a highly competitive environment we managed to grow revenues in the fourth quarter by 58.7% year-over-year, exceeding the revenue growth rate of the first nine-month period of 2010. Our strong brand recognition in China’s E-commerce market, extensive selection and competitive pricing were the key drivers of the increase in top line growth as well as the number of active customers,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “With a strong balance sheet following our initial public offering on the New York Stock Exchange on December 8, 2010, we are well positioned to continue our leadership position in this growing industry,” Ms. Yu added.
“Dangdang’s business operations continue to do well, building on our leadership in China’s book market and strong market position in our selected categories of general merchandise. Our efforts in broadening our product offerings are paying off, with growth in general merchandise revenue exceeding 150% year-over-year during the fourth quarter. We continue to improve our customers’ shopping experience as evidenced by repeat customers accounting for 79% of total product revenues in the fourth quarter of 2010,” commented Mr. Guoqing Li, Director and Chief Executive Officer.

“We improved both operating profit and net income as a percentage of total net revenues in 2010 compared with 2009. In 2009, promotion fees were an annual program and were negotiated and recognized in the fourth quarter. From 2010, promotion fees became a quarterly arrangement. Therefore in the fourth quarter of 2010, promotion fees were recognized on a quarterly basis. The promotion fees from suppliers that relate to the inventory sold are deducted from cost of revenues. As a result, the change in the timing of recognizing promotion fees had a negative impact on Dangdang’s cost of revenues, gross margin, gross profit, operating profit and net income in the fourth quarter of 2010 compared with the fourth quarter of 2009,” commented Conor Yang, Dangdang’s Chief Financial Officer. “Disregard the impact of different promotion fee arrangements, Dangdang’s operating income and net income in the fourth quarter in 2010 would also have improved from the same period in 2009.”
Fourth Quarter 2010 Results
Dangdang’s total net revenues in the fourth quarter of 2010 were RMB 710.9 million ($ 107.7 million), a 58.7% increase from the corresponding period in 2009.
Media product revenues for the fourth quarter of 2010 were RMB 541.4 million ($ 82.0 million), representing a 41.8% increase from the corresponding period in 2009. General merchandise revenues for the fourth quarter of 2010 were RMB 155.9 million ($ 23.6 million), representing a 151.2% increase from the corresponding period in 2009. Other revenue including revenues from third-party merchants for the fourth quarter of 2010 were RMB 13.6 million ($ 2.1 million), representing a 220.9% increase from the corresponding period in 2009.
Dangdang had about 4.4 million active customers in the fourth quarter of 2010, representing a 47.3% increase from the corresponding period in 2009. Total orders for the fourth quarter 2010 were approximately 8.7 million, a 33.5% increase from the corresponding period in 2009.
Cost of revenues was RMB 551.9 million ($ 83.6 million), representing 77.6% of total revenues, as compared to 74.7% in the corresponding period in 2009, primarily due to a change in the arrangements and recognition of promotion fees received from suppliers. Until 2009, promotion fees were an annual program which were contractually agreed with suppliers and entirely recognized in the fourth quarter. From 2010, promotion fees became a quarterly arrangement. Promotion fees for the nine months ended September 30, 2010 were contractually agreed and recognized in the third quarter of 2010. Starting from the fourth quarter of 2010, promotion fees were contractually agreed with suppliers on a quarterly basis and recognized in each quarter. The promotion fees from the suppliers were deducted from the cost of revenues. As a result, the change in promotion fee arrangements had a negative impact on Dangdang’s cost of revenues, gross margin, gross profit, operating profit and net income in the fourth quarter of 2010 compared with the fourth quarter of 2009.

Fulfillment expenses which include warehousing and shipping expenses, were RMB 87.5 million ($ 13.3 million), representing 12.3% of total revenues, compared to 12.9% in the corresponding period in 2009.
Marketing expenses were RMB 21.2 million ($ 3.2 million), representing 3.0% of total revenues, compared to 2.5% in the corresponding period in 2009. The increase was primarily due to the increased marketing efforts to acquire new customers and cross-sell general merchandise to media product customers.
Technology and content expenses were RMB 20.5 million ($ 3.1 million), representing 2.9% of total revenues, compared to 2.7% in the corresponding period in 2009.
General and administrative expenses were RMB 21.3 million ($ 3.2 million), representing 3.0% of total revenues, compared to 2.6% in the corresponding period in 2009. Share-based compensation expenses were 9.6% of general and administrative expenses, as compared to 6.7% in the corresponding period in 2009.
Share-based compensation expenses, which were allocated to related expense line items, were RMB 2.6 million ($ 0.4 million) in the fourth quarter of 2010, compared to RMB 1.2 million in the corresponding period in 2009, representing a 124.6% increase.
Operating profit was RMB 13.3 million ($ 2.0 million), representing a 35.0% decrease from the corresponding period in 2009, primarily due to the different promotion fee arrangements.
Operating profit excluding share-based compensation expenses (non-GAAP) was RMB 15.9 million ($ 2.4 million), a 26.3% decrease from the corresponding period in 2009, primarily due to the different promotion fee arrangements.
Net income was RMB 14.8 million ($ 2.2 million), representing a 33.2% decrease from the corresponding period in 2009, primarily due to the different promotion fee arrangements.
Basic and diluted earnings per ADS for the fourth quarter of 2010 amounted to RMB 0.11 and RMB 0.10, respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB 17.4 million ($ 2.6 million), a 25.2% decrease from the corresponding period in 2009 primarily due to the different promotion fee arrangements.
As of December 31, 2010, Dangdang had cash and cash equivalents of RMB 1,691.9 million ($ 256.3 million), as compared to RMB 198.7 million as of September 30, 2010. The increase in cash and cash equivalents was primarily due to the net proceeds from our initial public offering on the New York Stock Exchange on December 8, 2010.
Capital expenditures for the fourth quarter of 2010 were RMB 8.4 million ($ 1.3 million).

Adjusted EBITDA (non-GAAP) in the fourth quarter of 2010 was RMB 22.6 million ($ 3.4 million), representing a 10.7% decrease from the corresponding period in 2009, primarily due to the different promotion fee arrangements.
Fiscal Year 2010 Results
Total net revenues in fiscal year 2010 were RMB 2,281.7 million ($ 345.7 million), a 56.5% increase from 2009.
Media product revenues in 2010 were RMB 1,863.4 million ($ 282.3 million), representing a 43.7% increase from 2009. General merchandise revenues in 2010 were RMB 392.1 million ($ 59.4 million), representing a 156.3% increase from 2009. Other revenue including revenues from third-party merchants in 2010 were RMB 26.2 million ($ 4.0 million), representing a 246.2% increase from 2009.
Dangdang had about 8.6 million active customers in 2010, representing a 43.9% increase from 2009. 65.8 % of the active customers in 2009 have purchased on our website in 2010. Total orders in 2010 were approximately 29.4 million, a 33.7% increase from 2009.
Cost of revenues was RMB 1,775.9 million ($ 269.1 million), representing 77.8% of total revenues, as compared to 77.5% in 2009.
Fulfillment expenses which include warehousing and shipping expenses were RMB 286.4 million ($ 43.4 million), representing 12.6% of total revenues, compared to 13.8% in 2009.
Marketing expenses were RMB 76.7 million ($ 11.6 million), representing 3.4% of total revenues, compared to 2.6% in the corresponding period in 2009. The increase was primarily due to the increased marketing efforts to acquire new customers and cross-selling of general merchandise to media product customers.
Technology and content expenses were RMB 64.7 million ($ 9.8 million), representing 2.8% of total revenues, compared to 2.7% in the corresponding period in 2009.
General and administrative expenses were RMB 67.9 million ($ 10.3 million), representing 3.0% of total revenues, compared to 2.6% in the corresponding period in 2009. The increase reflected our investment in adding more talents to our management team and the increased share-based compensation expenses.
Share-based compensation expenses, which were allocated to related expense line items, were RMB 10.3 million ($ 1.6 million) in 2010, compared to RMB 4.0 million in 2009, representing a 157.7% increase.

Operating profit was RMB 14.9 million ($ 2.3 million), representing a 36.3% increase from 2009.
Operating profit excluding share-based compensation expenses (non-GAAP) was RMB 25.2 million ($ 3.8 million), a 68.8% increase from 2009.
Net income was RMB 30.8 million ($ 4.7 million), representing an 82.0% increase from 2009.
Basic and diluted earnings per ADS in 2010 amounted to RMB 0.11 and RMB 0.11, respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB 41.1 million ($ 6.2 million), a 96.4% increase from 2009.
Full year capital expenditures were RMB 47.5 million ($ 7.2 million).
Adjusted EBITDA (non-GAAP) was RMB 45.3 million ($ 6.9 million) in 2010, representing a 63.7% increase from 2009.
Outlook for First Quarter 2011
Dangdang expects its total net revenues in the first quarter of 2011 to be in the range of RMB 673.0 million to RMB 681.0 million, representing year-over-year growth in the range of 50% to 52%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.
Conference Call Information
Dangdang’s management will host an earnings conference call at 8:00 AM on March 9, 2011 U.S. Eastern Time (9:00 PM on March 9, 2011 Beijing/Hong Kong time).Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5377
UK:	+44-207-365-8426
Hong Kong:	+852-3002-1672
Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”
A replay of the conference call may be accessed by phone at the following number until 9:00 PM on March 15, 2011 Beijing/Hong Kong time:

International:	+1-617-801-6888
Passcode:	19386743

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until December 31, 2011.
About Dangdang
E-commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading B2C e-commerce company in China. On its website dangdang.com, the Company offers more than 620,000 book titles and a range of other media products as well as selected general merchandise categories. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2011 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development , results of operations and financial condition; our ability to attract and retain new customers and to increase revenues generated from repeat customers; our expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in our revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to our industry and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating income, non-GAAP operating margin and non-GAAP net income as operating income, operating margin, operating income and net income excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.
For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.
For investor and media inquiries, please contact:
Maria Xin
IR Director
E-commerce China Dangdang Inc.
+86 (10) 8419-1896
xinyi@dangdang.com
Caroline Straathof
IR Inside
+31-6-54624301
info@irinside.com

E-Commerce China Dangdang Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,	As of December 31,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	75,759	1,691,906	256,349
Held-to-maturity investments	90,000	—	—
Inventories	540,744	896,273	135,799
Accounts receivable, net	11,764	17,802	2,697
Prepaid expenses and other current asset	51,963	91,014	13,790
Deferred tax assets	—	22,095	3,348
Amounts due from related parties	3,130	3,014	457
Prepayment to related parties	—	9,625	1,458

Total current assets	773,360	2,731,729	413,898

Fixed assets, net	27,058	55,934	8,475
Deferred tax assets	—	1,903	288
Prepaid expenses and deposits	487	2,266	343
Prepayment to related parties	—	9,625	1,458

Total assets	800,905	2,801,457	424,462

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	618,062	865,953	131,205
Deferred revenue	38,519	80,077	12,133
Accrued expenses and other current liabilities	80,731	425,917	64,533
Amounts due to related parties	16,105	15,253	2,311

Total current liabilities	753,417	1,387,200	210,182

Total liabilities	753,417	1,387,200	210,182

Convertible preferred shares:
Series A convertible preferred shares (par value of US$0.0001 per share; 44,285,710 shares authorized as at December 31, 2009; 44,285,710 shares issued and outstanding as at December 31,2009; as at December 31,2009, aggregate liquidation preference amounts were RMB 42,321)	51,314	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 43,995,740 shares authorized at December 31,2009; 43,995,740 shares issued and outstanding as at December 31,2009; as at December 31,2009, aggregate liquidation preference amounts were RMB51,194)	57,001	—	—
Series C convertible preferred shares (par value of US$0.0001 per share; 40,419,170 shares authorized at December 31,2009; 40,419,170 shares issued and outstanding as at December 31,2009; as at December 31,2009, aggregate liquidation preference amounts were RMB184,361)	209,716	—	—
Shareholders’ (deficit) equity:
Common shares (par value of US$0.0001 per share, 500,000,000 shares authorized, 175,644,260 shares issued and outstanding as at December 31, 2009)	151	—	—
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 104,533,340 shares issued and outstanding as at December 31, 2010)	—	71	11
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized, 286,520,870 shares issued and outstanding as at December 31, 2010)	—	223	34
Additional paid-in capital	123,002	1,787,665	270,858
Accumulated other comprehensive loss	(13,129)	(22,138)	(3,354)
Accumulated deficit	(380,567)	(351,564)	(53,269)

Total shareholders’ (deficit) equity	(270,543)	1,414,257	214,280

Total liabilities, convertible preferred shares and shareholders’ deficit	800,905	2,801,457	424,462

E-Commerce China Dangdang Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenue
Product revenue	443,791	697,295	105,651	1,450,096	2,255,521	341,746
Media	381,723	541,366	82,025	1,297,120	1,863,431	282,338
General merchandise	62,068	155,929	23,626	152,976	392,090	59,408
Other revenue	4,241	13,608	2,062	7,556	26,159	3,963

Total net revenues	448,032	710,903	107,713	1,457,652	2,281,680	345,709

Cost of revenues	(334,581)	(551,917)	(83,624)	(1,129,961)	(1,775,881)	(269,073)

Gross profit	113,451	158,986	24,089	327,691	505,799	76,636

Operating income/(expenses):
Fulfillment expenses	(57,996)	(87,481)	(13,255)	(201,270)	(286,443)	(43,400)
Marketing expenses	(11,183)	(21,184)	(3,210)	(38,473)	(76,669)	(11,616)
Technology and content expenses	(12,072)	(20,531)	(3,111)	(38,989)	(64,682)	(9,800)
General and administrative expenses	(11,766)	(21,321)	(3,230)	(38,021)	(67,903)	(10,288)
Other income	—	4,805	728	—	4,805	728

Total operating expenses,net	(93,017)	(145,712)	(22,078)	(316,753)	(490,892)	(74,376)

Income from operations	20,434	13,274	2,011	10,938	14,907	2,260

Interest income	2,296	1,367	207	5,418	7,087	1,074

Other income/(expenses),net:	(581)	(1,487)	(225)	560	(3,273)	(496)

Income before income taxes	22,149	13,154	1,993	16,916	18,721	2,838

Income tax benefit	—	1,648	250	—	12,061	1,827

Net Income	22,149	14,802	2,243	16,916	30,782	4,665
Deemed dividend on Series C convertible redeemable preferred	—	—	—		(1,779)	(270)

Net income attributable to common	22,149	14,802	2,243	16,916	29,003	4,395

Net income per common share
— Basic	—	0.02	0.01	—	0.02	0.00
— Diluted	—	0.02	0.00	—	0.02	0.00

Net income per ADS
— Basic	—	0.11	0.03	—	0.11	0.02
— Diluted	—	0.10	0.02	—	0.11	0.02

Net income allocated to common shareholders used in net income per share/ADS calculation
— Basic		7,046	1,068	—	7,046	1,068
— Diluted	—	7,046	1,068	—	7,046	1,068
Shares used in net income per share
— Basic	175,644,260	337,616,819	337,616,819	175,644,260	315,065,490	315,065,490
— Diluted	175,644,260	366,743,689	366,743,689	175,644,260	343,149,790	343,149,790
ADS used in net income per ADS
— Basic	35,128,852	67,523,364	67,523,364	35,128,852	63,013,098	63,013,098
— Diluted	35,128,852	73,348,738	73,348,738	35,128,852	68,629,958	68,629,958

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
* share-based compensation charges included are as follows:
Operating expenses:
Fulfillment *	208	312	47	764	1,096	166
Marketing*	36	72	11	131	233	35
Technology and content*	150	214	32	479	787	119
General and administrative*	783	2,046	310	2,623	8,184	1,241

Total	1,177	2,644	400	3,997	10,300	1,561

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.600 to US$1.00, the noon buying rate on December 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents five common shares of the Company.

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Income from operations	20,434	13,274	2,011	10,938	14,907	2,260

Add back :
Depreciation and amortization	3,717	6,712	1,017	12,742	20,098	3,045

Adjustments:
Share-based compensation	1,177	2,644	400	3,997	10,300	1,561

Adjusted EBITDA-Non GAAP	25,328	22,630	3,428	27,677	45,305	6,866

(In thousands, except percentages)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Operating income	20,434	13,274	2,011	10,938	14,907	2,260
Share-based compensation expenses	1,177	2,644	400	3,997	10,300	1,561

Non-GAAP operating income	21,611	15,918	2,411	14,935	25,207	3,821

Operating margin	4.6%	1.9%	1.9%	0.8%	0.7%	0.7%
Impact due to share-based compensation expenses	0.2%	0.3%	0.3%	0.2%	0.4%	0.4%

Non-GAAP operating margin	4.8%	2.2%	2.2%	1.0%	1.1%	1.1%

Net income	22,149	14,802	2,243	16,916	30,782	4,665
Share-based compensation expenses	1,177	2,644	400	3,997	10,300	1,561

Non-GAAP net income	23,326	17,446	2,643	20,913	41,082	6,226